UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)[1]

Lee Enterprises, Incorporated
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

523768909
(CUSIP Number)

MARSHALL ANSTANDIG
MNG ENTERPRISES, INC.
5990 Washington St.
Denver, Colorado 80216
(408) 920-5999
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON MNG Enterprises, Inc.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 371,117	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 371,117	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSON MNG Investment Holdings, LLC			
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐	
3	SEC USE ONLY			
4	SOURCE OF FUNDS OO			
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware			
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -		
	8	SHARED VOTING POWER 371,117		
	9	SOLE DISPOSITIVE POWER - 0 -		
	10	SHARED DISPOSITIVE POWER 371,117		
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117			
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%			
14	TYPE OF REPORTING PERSON OO			

1	NAME OF REPORTING PERSON Strategic Investment Opportunities LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 371,117	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 371,117	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON Alden Global Capital LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 371,117
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 371,117

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%	
14	TYPE OF REPORTING PERSON IA, OO	

1	NAME OF REPORTING PERSON Heath Freeman		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 371,117	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 371,117	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 371,117		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned ("Amendment No. 6"). This Amendment No. 6 amends and supplements the Schedule 13D filed by the undersigned (as amended, the "Schedule 13D") on January 29, 2020, with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed on June 10, 2020, and as further amended by Amendment No. 2 filed on November 23, 2021, Amendment No. 3 filed on November 29, 2021, Amendment No. 4 filed on December 16, 2021 and Amendment No. 5 on January 31, 2022, as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.   Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On February 16, 2022, the Reporting Persons filed a revised preliminary proxy statement (the "Proxy Statement") and an accompanying BLUE proxy card with the Securities and Exchange Commission to be used to solicit votes against the election of Mary E. Junck, Chairman of the Board and the Executive Committee of the Board, and Herbert W. Moloney, Lead Director and Chairman of the Executive Compensation Committee, at the Issuer's upcoming 2022 annual meeting of stockholders (the "Annual Meeting").

In the Proxy Statement, the Reporting Persons stated that they are seeking stockholder support to compel the resignations of Ms. Junck and Mr. Moloney for their lead roles in overseeing the Issuer's poor corporate governance practices and the Issuer's significant underperformance since the acquisition of Berkshire Hathaway's BH Media Group publications. Ms. Junck and Mr. Moloney have each served on the Board for extremely long tenures of over 20 years, and have both been re-nominated by the Board in apparent contravention of the Issuer's own director retirement policy set forth in its Corporate Governance Guidelines. In addition, on top of currently serving as Chair of the Board, Ms. Junck previously served as CEO and Executive Chair of the Issuer, while Mr. Moloney currently serves as lead independent director and as a member or Chair of each of the Board's four main committees. Further, Ms. Junck also serves as Chair of the Executive Committee of the Board, which includes Mr. Moloney and President and CEO Kevin D. Mowbray. Given their positions on the Board and its committees, Ms. Junck and Mr. Moloney exercise a high degree of control over the Board and, when coupled with their excessively lengthy tenures, the Reporting Persons believe Ms. Junck and Mr. Moloney should bear much of the responsibility for the Company's underperformance and entrenched governance practices.

In addition, as discussed in the Proxy Statement, under the Issuer's Second Amended and Restated By-laws (the "Bylaws"), in an uncontested election of directors, each director's election requires the vote of a majority of the votes cast with respect to that director. Of note, the Bylaws also contain a director resignation policy for uncontested elections, whereby any incumbent director up for re-election that doesn't receive a majority of votes cast for their re-election must submit their resignation to the Board. The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Nominating and Corporate Governance Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.

However, as mentioned in the Proxy Statement, in yet another attempt to further entrench the Board, the Issuer has taken the position that the election of directors at the Annual Meeting is "contested", meaning directors are elected by a plurality of the votes cast and the director resignation policy does not apply. The Reporting Persons cannot understand how the Issuer could make this determination that the election of directors is "contested" when the Issuer invalidated the Reporting Persons' director nominees more than two months ago on December 3, 2021. Under the plurality vote standard, with no opposition, Ms. Junck and Mr. Moloney would be re-elected to the Board even if they were to **receive just one vote each**. This flies in the face of best corporate governance practices and corporate democracy.

If the Reporting Persons' proxy solicitation results in any director failing to receive a majority of the votes cast for his or her election, then the Reporting Persons believe it would clearly be inappropriate for any such director to continue to serve on the Board. In the Reporting Persons' view, such director's continued service on the Board would be an egregious violation of proper corporate governance, and in direct opposition to the will of the stockholders.

The above description of the Proxy Statement is qualified in its entirety by reference to the full text of the Proxy Statement, which is attached hereto as Exhibit 99.6 and incorporated herein by reference.

Also on February 16, 2022, the Reporting Persons sent a letter to the Board (the "Board Letter") discussing their concerns with the current plurality voting standard for the election of directors at the Annual Meeting and their views that the Board's was clearly using the plurality voting standard for the election of directors at the Annual Meeting as tool to further entrench themselves and avoid accountability to the Issuer's stockholders. The above description of the Board Letter is qualified in its entirety by reference to the full text of the Board Letter, which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Alden Global Capital, LLC, together with the other participants named herein (collectively the "Stockholder Group"), has filed a preliminary proxy statement and accompanying BLUE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes against the election of certain directors, Mary E. Junck and Herbert W. Moloney III, of Lee Enterprises, Incorporated, a Delaware corporation (the "Company"), at Company's the 2022 annual meeting of stockholders

THE STOCKHOLDER GROUP STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the solicitation are anticipated to be Strategic Investment Opportunities LLC ("Opportunities"), MNG Enterprises, Inc. ("MNG Enterprises"), MNG Investment Holdings, LLC ("MNG Holdings"), Alden Global Capital LLC ("Alden") and Heath Freeman.

As of the date hereof, Opportunities directly beneficially owns 371,117 shares of Common Stock. MNG Holdings, as the managing member of Opportunities, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. MNG Enterprises, as the sole member of MNG Holdings, may be deemed the beneficial holder of the 371,117 shares of Common Stock owned directly by Opportunities. Alden, as the investment manager of funds that collectively hold a majority voting interest in MNG Enterprises, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities. Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 371,117 shares of Common Stock owned directly by Opportunities.

Item 7. <u>Material to be Filed as Exhibits</u>.

Item 7 is hereby amended to add the following exhibits:

99.6 The Proxy Statement, dated February 16, 2022 (incorporated by reference from the Reporting Persons Form PRRN14A filed with the SEC on February 16, 2022).

99.7 The Board Letter, dated February 16, 2022.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2022

MNG Enterprises, Inc.

By: /s/ Marshall Anstandig
       Name: Marshall Anstandig
       Title: Authorized Signatory

MNG Investment Holdings LLC

By: MNG Enterprises, Inc., its sole member

By: /s/ Marshall Anstandig
       Name: Marshall Anstandig
       Title: Authorized Signatory

Strategic Investment Opportunities LLC

By: MNG Investment Holdings LLC, its managing member

By: MNG Enterprises, Inc., its sole member

By: /s/ Marshall Anstandig
       Name: Marshall Anstandig
       Title: Authorized Signatory

Alden Global Capital LLC

By: /s/ Heath Freeman
       Name: Heath Freeman
       Title: President

/s/ Heath Freeman
Heath Freeman

STRATEGIC INVESTMENTS OPPORTUNITIES LLC
5990 Washington St.
Denver, CO 80216

February 16, 2022

BY EMAIL

Board of Directors
Lee Enterprises, Incorporated
4600 E. 53rd Street
Davenport, IA 52807
Attn: C. Dana Waterman, III
          Secretary

>   **Re: Lee Enterprises, Incorporated's Voting Standard for Director Elections**

Dear Members of the Board of Directors:

Strategic Investment Opportunities LLC (together with certain of its affiliates, "we" or "Opportunities"), is a significant stockholder of Lee Enterprises, Incorporated (the "Company"), beneficially owning 6.2% of the outstanding shares of the Company. We are writing to the Company's Board of Directors (the "Board") today because we believe the Company's determination, as set forth on page 8 of its January 24, 2022 definitive proxy statement, that the election of directors at the Company's 2022 annual meeting of stockholders (the "Annual Meeting") is contested and, therefore, subject to a plurality vote standard, is disingenuous, improper and, most importantly, an unlawful manipulation of the Company's corporate machinery. Given the Company's claim that Opportunities' nomination of director candidates (the "Opportunities Nominees") for election at the Annual Meeting was invalid *ab initio*, we find it equally concerning and curious that the Board has determined that the election of directors at the Annual Meeting is a contested election, and that the Board has failed to revisit this decision since the February 14, 2022 ruling by the Court of Chancery of the State of Delaware relating to the Opportunities Nominees.

Article II, Section 8 of the Company's Second Amended and Restated By-Laws (the "Bylaws") reads as follows with respect to the election of directors:

> Each director shall be elected by the vote of a majority of the votes cast with respect to the director's election at any meeting for the election of directors at which a quorum is present; provided, however, that if, as of a date that is 14 days in advance of the date that the Corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the U.S. Securities and Exchange Commission (the "SEC"), the number of nominees exceeds the number of directors to be elected (a "Contested Election"), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of these By-laws, a majority of the votes cast means that the number of shares voted "for" a director's election must exceed the number of votes cast "against" that

director's election (with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election). If an incumbent director nominee fails to receive a sufficient number of votes for re-election in an election that is not a Contested Election, such director shall submit an irrevocable resignation contingent on acceptance of that resignation by the Board of Directors in writing to the chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee shall make a recommendation to the Board of Directors whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors shall act on the resignation, taking into account the Nominating and Corporate Governance Committee's recommendation, and publicly disclose its decision and, if such resignation is rejected, the rationale behind its decision within 90 days from the date of the certification of the election results. The Nominating and Corporate Governance Committee in making its recommendation and the Board of Directors in making its decision each may consider any factors and information that they consider appropriate and relevant.

Of note, the foregoing Bylaw provision provides for a director resignation policy in *uncontested* elections, whereby any incumbent director who fails to receive the requisite number of votes for his or her re-election shall submit an irrevocable resignation contingent on acceptance of that resignation by the Board upon recommendation from the Nominating and Corporate Governance Committee.

As you, the Board, are likely well aware, LEE has not once acknowledged the validity of the Opportunities Nominees. As publicly stated by the Company in its December 3, 2021 press release, and as corroborated in its subsequent proxy materials, the "Board has determined that Alden's attempted nomination notice does not satisfy the clear requirements of its bylaws. Because Alden failed to deliver a notice that complies with Lee's bylaw requirements prior to the nomination deadline, Alden may not nominate any candidates for election to the Board at the 2022 Annual Meeting. Accordingly, Lee will not recognize Alden's nominations, and any proxies submitted, or votes cast, for the election of Alden's director candidates will be disregarded."

However, despite its position on the invalidity of Opportunities' nomination of the Opportunities Nominees, the Board has, contrary to sound logic and its own views, determined that the election of directors at the Annual Meeting is contested. As set forth in the Company's definitive proxy statement:

The provisions of the By-Laws relating to majority voting for directors will not be applicable at the Annual Meeting because Alden submitted the Purported Nomination Notice stating it intends to nominate its purported nominees for election to the Board and the litigation regarding the validity of the Purported Nomination Notice was pending as of the date that was 14 days in advance of the date that we filed the definitive version of this Proxy Statement with the SEC. Accordingly, pursuant to the By-Laws, plurality voting will instead apply. Under the plurality voting provisions of our By-Laws, directors will be elected by the vote of a plurality of the shares represented in person or by proxy at the Annual Meeting and entitled to vote on the election of directors. Therefore, the three nominees for director who receive the most votes cast by the shares represented in person

or by proxy at the Annual Meeting and entitled to vote in the election will be elected at the Annual Meeting.

We disagree with any such interpretation and/or determination by the Board and we believe the correct reading of the Bylaw provision would require the election of directors at the Annual Meeting be subject to a majority voting standard. In our view, it is abundantly clear that the Board made the foregoing determination as a means to further entrench itself and to avoid the potential embarrassment of the Company's director nominees receiving less than a majority of the votes cast and being forced to submit their resignations. Rather, the Company is attempting to establish a baseless foundation for its nominees to run unopposed, and still be eligible for re-election if even just a single stockholder votes in favor of such nominees' re-election.

In addition, in a number of materials distributed to stockholders both in connection with the Annual Meeting and prior to our public involvement, the Company appears to tout its adoption of a majority voting standard in director elections and director resignation policy as examples of recent corporate governance enhancements. We find it patently absurd that the Company is attempting to, on the one hand, present itself to stockholders as following best governance practices in the election of directors while, on the other hand, simultaneously attempting to manipulate its Bylaws to avoid accountability to stockholders in the election of directors.

Why the Company believes it can contravene its own Bylaws and administer an uncontested election with a plurality voting standard, where the Board's nominees would be re-elected to the Board if they receive just one vote, is confounding and in contravention of widely accepted corporate governance practices.

Accordingly, we hereby request that the Board take immediate action to ensure that at the election of directors at the Annual Meeting, each director is subject to a majority vote standard and the director resignation policy, as is set forth in the Bylaws.

As time is of the essence, we hereby request a response to this letter or public disclosure that the Company has amended its Bylaws to remedy this deficiency, by 5:00 p.m. E.T. on February 18, 2022. We look forward to your prompt attention to this matter.

Sincerely,

DocuSigned by:
Marshall W Anstandig
28F0407CC72F462...

Marshall Anstandig
Strategic Investment Opportunities LLC

cc: Andrew Freedman, Olshan Frome Wolosky LLP